RF INDUSTRIES, LTD.	For Immediate Release

Investor Contact: Neil Berkman Associates (310) 477 - 3118 info@berkmanassociates.com	Company Contact: James Doss, President (858) 549-6340 rfi@rfindustries.com

RF Industries' Third Quarter Sales Increase 17%;
Net Income is $0.01 Per Diluted Share

Nine Month Sales Advance 19%; Net Income is $0.12 Per Diluted Share

SAN DIEGO, CA -- September 14, 2011 -- RF INDUSTRIES, LTD., (NASDAQ:RFIL) today announced results for the fiscal third quarter and nine months ended July 31, 2011.

Third Quarter Highlights
Net sales increased 17% to a third quarter record $4,948,000 compared to record third quarter sales of $4,230,000 in the same quarter last year.  Net income was affected by non-recurring expenses of approximately $503,000 for legal, accounting, investment banking and administrative expenses associated with the June 15, 2011 acquisition of Cables Unlimited Inc. and approximately $59,000 in additional consulting, legal, corporate and administrative expenses incurred in addressing certain stockholder issues and activities.  After these expenses, net income for the third quarter was $63,000 or $0.01 per diluted share compared $312,000, or $0.05 per diluted share in the same period last year.  In the third quarter of fiscal 2011, net income was affected by non-cash expenses for the write-off of Neulink inventory and goodwill impairment related to the Aviel acquisition of $248,000 and $137,000, respectively.
"Cables Unlimited contributed $909,000 to net sales for 45 days of the quarter.  Excluding Cables Unlimited's sales, overall sales for RFI's continuing businesses were down 4.5% for the quarter, affected primarily by inventory adjustments and shipping delays from some of our major distributors.  We believe these are adjustments and delays, not lost sales.  Sales rates improved for August," said Howard Hill, CEO of RF Industries.
RF Connector & Cable segment sales declined 7.7% in the quarter to $3,274,000 from $3,546,000 in the same period last year.  Gross margins for this segment were 54% compared to 56% of sales in the same quarter last year, due to the sales decline.  The operating loss was $99,000 for the quarter, compared to an operating profit of $683,000 in the same quarter last year.  Profitability for this segment was affected by $503,000 in non-recurring expenses related to the Cables Unlimited, Inc. acquisition as well as approximately $59,000 of other corporate expenses.
Cables Unlimited sales of $909,000 for the quarter resulted in operating profits of $88,000 for the quarter.  Cables Unlimited's gross margin was 37% of sales, due to the peak Summer sales period, compared to its annual average gross margin of approximately 27%.
Bioconnect Medical Cabling Division sales declined 9.5% to $510,000 from $563,000 in the same period last year.  Gross margin was 41%, compared to 42% of sales in the same period last year.  Operating income was $121,000, compared to $153,000 in the third quarter last year.  The sales decline is associated with seasonal inventory adjustments by Bioconnect's major customers.
RF Wireless sales more than doubled to $255,000 from $120,000 in the same period last year due to higher sales and profitable operations at RF Neulink.  Operating losses declined to $118,000 from $392,000 in the third quarter last year.  Operating results for this segment in the same quarter last year included inventory write-offs of approximately $248,000.

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7610 Miramar Road, San Diego, CA  92126-4202  ●  (858) 549-6340  ●  (800) 233-1728  ●  FAX (858) 549-6345
E-mail: rfi@rfindustries.com  ●  Internet: www.rfindustries.com

RF Industries' Third Quarter Sales Increase 17%; Net Income is $0.01 Per Share
September 14, 2011
Page Two

Nine Months Review
For the nine months ended July 31, 2011, sales increased 19.1% to $13,480,000 from $11,321,000 in the same period last year.  Overall gross margin improved to 51%, compared to 49% of sales in the same period last year.  Net income for the nine month period increased 4.8% to $823,000, or 0.12 per diluted share, compared to $785,000, or $0.12 per diluted share, for the first nine months of fiscal 2010.
RF Connectors and Cable Assembly segment sales increased 4.4% to $10,144,000 compared to $9,719,000 for the first nine months last year.  Gross margin declined to 54%, compared to 55% of sales in the same period last year.  Operating income was $1,136,000, after charges totaling approximately $562,000 for legal, accounting, investment banking and administrative expenses associated with the acquisition of Cables Unlimited Inc. and consulting, legal, corporate and administrative expenses incurred in addressing certain stockholder issues and activities.  This compares to operating income of $1,700,000 for the first nine months last year.
Cables Unlimited contributed sales of $909,000 for 45 days of the nine month period following its acquisition on June 15, 2011.  Operating profits were $88,000 for this period..
Bioconnect sales increased 34.4% to $1,809,000 from $1,346,000 for the first nine months last year.  The sales gain raised gross margin to 39%, compared to 38% of sales for the same period last year.  Higher sales raised operating income 43.8% to $427,000 from $297,000 for the first nine months last year.
RF Wireless sales increased 141.5% to $617,000 from $256,000 in the same period last year, producing a gross margin of 42% of sales.  Operating losses narrowed to $509,000 from $756,000 for the first nine months last year.  Gross margin was negative in the same period last year due to inventory charges and a goodwill write-down, together totaling $385,000.
As of July 31, 2011, RFI reported cash and cash equivalents of $1,169,000 and investments in short and long-term certificates of deposits of $6,271,000 for a total of $7,440,000 in liquid, short-term and long-term capital resources, working capital of $12,293,000, a current ratio of 4 to 1 and stockholders' equity of $19,187,000, or $2.72 per share.  RFI's regular quarterly cash dividend was increased to $0.05 per common share and will be payable October 17, 2011 to shareholders of record on September 30, 2011.

Conference Call
RFI has scheduled a conference call for Thursday, September 15, 2011, at 11:00 a.m. EDT to discuss its results for the quarter.  The dial in number is (866) 770-7120 and the passcode is #16026168.  A simultaneous webcast of the call can be accessed from the Investor Information page at www.rfindustries.com.  A replay will be available after 1:00 p.m. EDT at this same Internet address.  For a telephone replay, dial (888) 286-8010, passcode #77382622, after 1:00 p.m. EDT.

About RF Industries
RFI manufactures, designs and distributes Radio Frequency (RF) coaxial connectors, cable assemblies, medical cabling products, RF wireless products and fiber optic cable products. Coaxial connectors, cable assemblies, custom microwave RF connectors, fiber optic cable, connector and harness products serve computer, aerospace, computer networking and specialty applications.  Applications include Wi-Fi, PCS, radio, test instruments, computer networks, antenna devices, aerospace, OEM and Government agencies.  Medical Cabling and Interconnector products are specialized custom electrical cabling products for the medical equipment monitoring market.  RF Wireless products include digital data transceivers for industrial monitoring, wide area networks, GPS tracking and mobile wireless network solutions.

Safe Harbor Statements under the Private Securities Litigation Reform Act of 1995.
The statements contained in this release which are not historical facts may be deemed to contain forward-looking statements with respect to future events, the occurrence of which involve risks and uncertainties, including, without limitation, increased competition, and other uncertainties detailed in the Company's Securities and Exchange Commission filings.  All forward-looking statements are based upon information available to the Company on the date they are published and the Company undertakes no obligation to publicly update or revise any forward- looking statements to reflect events or new information after the date of this release.

(tables attached)

RF INDUSTRIES, LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share and share amounts) (unaudited)

	Three Months Ended		Nine months Ended
	July 31,		July 31,
	2011	2010	2011	2010

Net sales	$4,948	$4,230	$13,480	$11,321
Cost of sales	2,532	2,213	6,658	5,718

Gross profit	2,416	2,017	6,822	5,603

Operating expenses:
Engineering	274	219	904	624
Selling and general	2,141	1,354	4,768	3,738

Total operating expenses	2,415	1,573	5,672	4,362

Operating income	1	444	1,150	1,241

Other income - interest	10	28	32	68
Other expense - interest	9	--	9	--

Other income, net	1	28	23	68

Income before provision for income taxes	2	472	1,173	1,309

Provision for (benefit from) income taxes	(63)	160	350	524

Consolidated net income	$65	$312	$823	$785

Net income attributable to non-controlling interest	1	--	1	--

Net income attributable to RF Industries and Subsidiary	64	312	822	785

Earnings per share
Basic	$0.01	$0.05	$0.13	$0.14
Diluted	$0.01	$0.05	$0.12	$0.12

Weighted average shares outstanding
Basic	6,486,577	5,701,856	6,131,944	5,700,420
Diluted	7,463,169	6,436,752	7,085,996	6,405,402

Dividends paid and payable	$2,313	--	$2,529	--

RF INDUSTRIES, LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except per share and share amounts)

	Jul. 31,	Oct. 31,
	2011	2010
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,169	$4,729
Restricted cash	68	--
Certificates of deposit	4,575	4,578
Trade accounts receivable, net	2,868	2,558
Inventories	6,295	4,608
Other current assets	866	448
Deferred tax assets	613	613

TOTAL CURRENT ASSETS	16,455	17,534

Property and equipment, net	2,429	530
Long term certificates of deposit	1,696	946
Goodwill	2,642	--
Amortizable intangible assets, net	2,450	--
Non-amortizable intangible assets	430	--
Note receivable from stockholder	67	67
Other assets	103	32

TOTAL ASSETS	$26,272	$19,109

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable	$384	$538
Accrued expenses	1,598	1,217
Current portion of long-term liabilities	38	--
Dividends payable	2,141	--
Income taxes payable	--	124

TOTAL CURRENT LIABILITIES	4,161	1,879

Deferred tax liabilities	1,200	19
Other long-term liabilities	1,506	297

TOTAL LIABILITIES	6,867	2,195

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
Common stock - authorized 200,000,000 shares of $0.01 par
value; 7,049,110 and 5,861,764 shares issued and outstanding	70	59
Additional paid-in capital	10,982	6,996
Retained earnings	8,135	9,859

Total RF Industries and Subsidiary	19,187	16,914

Noncontrolling interest	218	--

TOTAL EQUITY	19,405	19,109

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$26,272	$19,109